UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	001-09927
CUSIP NUMBER	204620207

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

Part I-Registrant Information

Comprehensive Care Corporation

Full name of Registrant:

Former name if Applicable:

3405 W. Dr. Martin Luther King Jr. Blvd., Suite 101,

Address of Principal Executive Office (Street and Number):

Tampa, Florida 33607

City, State and Zip Code:

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Company requires additional time to finalize the financial statements to be included in the Form 10-Q. As a result, the Company will not timely file its Form 10-Q, which will be filed as soon as possible and in no event later than the fifth calendar day following the latest prescribed due date for such report.

Part IV-Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Robert J. Landis	813	288-4808
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Significant Changes in Results of Operations

We anticipate that we will experience significant changes in our results of operations when comparing the quarter ended September 30, 2011 to the quarter ended September 30, 2010. We are still finalizing our financial statements for the quarter ended September 30, 2011 and, based on the work to be completed, are unable to make a reasonable estimate of our results at this time.

COMPREHENSIVE CARE CORPORATION, a Delaware Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2011	By:	/s/ Robert J. Landis
Robert J. Landis
Acting Chief Financial Officer; Chief Accounting Officer